Exhibit 1

FOR IMMEDIATE RELEASE	2 July 2012

WPP plc (“WPP”)

Voting rights and Capital 29 June 2012

WPP confirms that its capital consists of 1,267,264,179 ordinary shares with voting rights.

WPP holds 6,191,751 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,261,072,428 shares.

The figure of 1,261,072,428 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204